WINKLEVOSS INSURANCE AGENCY, LLC

FINANCIAL STATEMENTS
AND OTHER INFORMATION

JUNE 30, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winklevoss Insurance Agency, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Greenwich Office Park
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Vasilo 2038615569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Blvd, Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Winklevoss _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winklevoss Insurance Agency, LLC _____ , as of June 30 _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Manager, Chief Compliance

Title

KATHERINNE G. GONZALES
NOTARY PUBLIC
STATE OF CONNECTICUT
MY COMMISSION EXPIRES 9/30/2020

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Winklevoss Insurance Agency, LLC
Greenwich, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Winklevoss Insurance Agency, LLC as of June 30, 2020, the related statements of operations, changes in member's equity, and cash flows, for the year ended June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Winklevoss Insurance Agency, LLC as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Winklevoss Insurance Agency, LLC's management. Our responsibility is to express an opinion on Winklevoss Insurance Agency, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Winklevoss Insurance Agency, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Winklevoss Insurance Agency, LLC's financial statements. The supplemental information is the responsibility of Winklevoss Insurance Agency, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.



Lilling & Company LLP

We have served as Winklevoss Insurance Agency, LLC's auditor since 2009

Port Washington, New York
August 26, 2020

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Cash	$	927,819
Accounts receivable		176,986
Prepaid expenses		5,513
	$	1,110,318

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Management fees payable, related party	$	47,026
Taxes payable, related party		97,846
Accrued expenses		33,363
		178,235
Member's equity		932,083
	$	1,110,318

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2020

REVENUES

Commission income	$ 2,078,233

EXPENSES

Commission expense	350,472
Professional Fees	104,306
Salaries and Benefits	122,663
Rent and Occupancy	22,234
Other Operating Expenses	78,773
	678,448
Income before taxes	1,399,785
State Income Taxes	97,846
NET INCOME	$ 1,301,939

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2020

Cash flows from operating activities	
Net income	$ 1,301,939
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	352,262
Prepaid expenses	(4,227)
Management fees payable, related party	1,840
Taxes payable, related party	(6,154)
Accrued expenses	(141,207)
Total adjustments	202,514
Net cash provided by operating activities	1,504,453
Cash flows from financing activities	
Distributions to parent	(2,500,000)
Net cash used in financing activities	(2,500,000)
NET CHANGE IN CASH	(995,547)
CASH - BEGINNING	1,923,366
CASH - END	$ 927,819

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes (paid to Parent)	$ 104,000

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED JUNE 30, 2020

Balance - beginning	$ 2,130,144
Net income	1,301,939
Distributions to Parent	(2,500,000)
Balance - end	$ 932,083

1. **ORGANIZATION AND NATURE OF BUSINESS**

    Organization

    Winklevoss Insurance Agency, LLC (the "Company") is a Delaware limited liability company and is a limited broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company is a licensed insurance agency in the business of advising corporations, banks and other persons in the private placement of variable life insurance products and securities. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2020.

    The Company is wholly owned by Winklevoss LLC, a limited liability company which in turn is wholly owned by Winklevoss Consultants Inc., an S Corporation.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation

    The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

    Revenue Recognition

    The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

    The Company's principal source of revenue is commissions earned from the sale of variable life and variable annuity insurance products ("insurance products"). The Company has a single performance obligation to sell the variable life and variable annuity products defined in each contract. The performance obligation is satisfied at the time of the sale of each individual insurance product, but the amount to be received for selling commissions is uncertain, as it is dependent on the value of the underlying separate account values at future points in time as well as the length of time the investor holds the insurance policy, both of

which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the value of the underlying separate account values and the investor activities are known, which is generally on a monthly or quarterly basis.

The Company's revenue is primarily received from two client contracts, one with three policy holders and associated life insurance policies and the other consisting of approximately 100 underlying accounts for annuity insurance policies.

Accounts Receivable

Accounts receivable is recorded at amounts billed and presented on the statement of financial condition net of allowance for doubtful accounts, if applicable. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of its clients. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when the client is deemed unable to pay the amounts owed to the Company. At June 30, 2020, the Company determined that an allowance for doubtful accounts was not required. The accounts receivable of $176,986 at June 30, 2020 is due from two clients.

Income Taxes

The Company operates as a limited liability company and as such is treated as a disregarded entity for income tax purposes. All taxable income and expenses are reported by the single owner-member company, Winklevoss LLC (which then reports its combined taxable income/loss to its corporate parent, Winklevoss Consultants Inc.). Therefore, no provision for federal income taxes is required.

The Company is subject to the State of Connecticut Pass-Through Entity Tax which the Company recognizes as if it filed on a separate return basis and the amount of the current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years if applicable. The Company has accrued $97,846 of state income taxes for the year ended June 30, 2020, which is included in State Income Taxes in the Statement of Operations.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained. Management has determined that the Company had no uncertain tax

positions that would require recognition or disclosure. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Concentration of Risk

The Company's revenue is earned primarily from two clients. One client accounted for approximately 54% of total revenue and another client was approximately 44% of total revenue.

Cash

Cash consists of cash in banks, held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurable limit was $677,819 as of June 30, 2020. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is remote.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

3. RELATED PARTY TRANSACTIONS

The Company is party to a management agreement with Winklevoss LLC. The agreement states that significant management infrastructure, and operating expenses are to be provided by Winklevoss LLC and billed to the Company as a quarterly management fee. Allocation of the shared expenses incurred by Winklevoss LLC to the Company is based on management estimates of the utility derived by each of the respective companies using primarily employee work hours and gross revenues allocation factors. Management believes this formula reasonably reflects the allocation of operating expenses between the Company and Winklevoss LLC. At June 30, 2020, the management fees payable, related party balance was $47,026 as presented in the Statement of Financial Condition and is due on demand without interest.

During the year ended June 30, 2020, the company incurred $191,791 of expenses under the management agreement, which is included in the following categories in the Statement of Operations:

Salaries and Benefits	$122,663
Rent and Occupancy	22,234
Other Operating Expenses	46,894
Total	$191,791

4. CONTINGENCIES AND RISKS

From time to time the Company may be subject to arbitrations and is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such arbitrations and inquiries will not materially affect the Company's financial position or results of operations.

The Company considered the impacts of the COVID-19 pandemic on its business, results of operations and financial condition. The COVID-19 pandemic has created economic and financial disruptions globally and has led governmental authorities to take unprecedented measures to mitigate the spread of the disease, including travel bans, border closings, business closures, quarantines and shelter-in-place orders, and to take actions designed to stabilize markets and promote economic growth. From an operational perspective, the Company's business has remained open and there are no plans to close business operations. The extent of the impact of the pandemic on the Company's business will depend largely on future developments, including the duration and spread of the outbreak, its severity and the actions taken to contain the disease or treat its impact. The Company plans to continue to monitor the dynamic situation, including guidance and regulations issued by the U.S. and other governmental authorities. In light of the rapidly evolving nature of the COVID-19 outbreak, the Company is not able at this time to estimate the ultimate effect of the pandemic on its business, results of operations or financial condition in the future.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (1) of the Rule.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to

1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2020, the Company had net capital of $926,570, which was $914,687 in excess of its required net capital of $11,883. The Company had a percentage of aggregate indebtedness to net capital of 19% as of June 30, 2020.

7. **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2020, and through August 26, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2020.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2020

WINKLEVOSS INSURANCE AGENCY, LLC **Schedule I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2020

NET CAPITAL		
Member's equity	$	932,083
Deductions and/or charges:		
Non-allowable assets		5,513
Net capital before haircuts on securities positions		926,570
Haircuts and undue concentration		-
NET CAPITAL	$	926,570
AGGREGATE INDEBTEDNESS	$	178,235
MINIMUM DOLLAR NET CAPTIAL REQUIREMENT	$	5,000
MINIMUM NET CAPTIAL REQUIRED (6 2/3 % of A.I.)	$	11,883
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	914,687
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		19.0%



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Winklevoss Insurance Agency, LLC
Greenwich, Connecticut

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Winklevoss Insurance Agency, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Winklevoss Insurance Agency, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1), (exemption provisions) and (2) Winklevoss Insurance Agency, LLC stated that Winklevoss Insurance Agency, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Winklevoss Insurance Agency, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Winklevoss Insurance Agency, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
August 26, 2020



WINKLEVOSS
CONSULTANTS

Exemption Report
Year Ended June 30, 2020

Winklevoss Insurance Agency, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): [1]

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Winklevoss Insurance Agency, LLC
I, Howard Winklevoss, affirm that, to my best knowledge and belief, this exemption report is true and correct.

Manager, Chief Compliance Officer
8/26/2020